Exhibit 99.1

FOR IMMEDIATE RELEASE

Barbara S. Thomas joins Scotiabank board

Toronto, September 28 - Scotiabank is pleased to announce the appointment of Barbara S. Thomas to the Board of Directors of Scotiabank.

"Barbara brings a wealth of experience to Scotiabank, particularly in brand management and consumer goods. She has a tremendous understanding of both the U.S. and Canadian retail markets," said Arthur R. A. Scace, Chair of the Board of Directors, Scotiabank. "We look forward to her insight and contribution to the Board."

Ms. Thomas is currently a member of the boards of directors of Rayovac Corporation and the Blue Cross / Blue Shield Companies of Florida. She was the interim Chief Executive Officer of Ocean Spray Company in 2002 and 2003. Ms. Thomas was also President of Warner-Lambert Healthcare Company and President and Chief Executive Officer of Pillsbury Canada Ltd.

Ms. Thomas received her B.A. from the University of Michigan and attended the Advanced Management Program at Washington University.

The appointment of Ms. Thomas brings the total number of directors to 16.

Scotiabank is one of North America's premier financial institutions and Canada's most international bank. With approximately 48,000 employees, Scotiabank Group and its affiliates serve about 10 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking. With C$287 billion in assets (as at July 31, 2004), Scotiabank trades on the Toronto (BNS) and New York (BNS) Stock Exchanges. For more information please visit www.scotiabank.com.

For further information:

David Scott
Scotiabank Public Affairs
(416) 866-6203
david_scott@scotiacapital.com